NXP SEMICONDUCTORS N.V.

60 High Tech Campus

5656AG Eindhoven

Netherlands

April 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	NXP Semiconductors N.V.

Registration Statement on Form S-4

File No. 333-263731

Filed March 21, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NXP Semiconductors N.V. and the co-registrants named on the signature pages hereto (the “Registrants”) hereby respectfully request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, April 14, 2022, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrants’ counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours,

NXP SEMICONDUCTORS N.V.
NXP B.V.
NXP FUNDING LLC

By:	/s/ Timothy Shelhamer
Name:	Timothy Shelhamer
Title:	Authorized Signatory

cc:	Skadden, Arps, Slate, Meagher & Flom LLP